

Mail Stop 3561

September 21, 2006

Mr. Brian Berchtold, CEO
ALCiS Health, Inc.
560 South Winchester Blvd., 5th Floor
San Jose, CA 95128

> **Re: ALCiS Health, Inc.**
> **Form 10SB/A2**
> **Filed August 30, 2006**
> **Form 8-K/A2 dated March 31, 2006**
> **Filed August 30, 2006**
> **Form 10-KSB for the year ended March 31, 2005**
> **Filed June 13, 2006**
> **Form 10-QSB for the quarter ended June 30, 2006**
> **Filed August 14, 2006**
> **File No. 0-51925**

Dear Mr. Berchtold:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We look forward to working with you. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10SB/A2 filed August 30, 2006
Explanatory Note, page 2

1.   The accountants report included in the second amendment appears to be dated June 2, 2006 rather than June 20, 2006. This comment also applies to the following paragraph regarding Part F/S.

Item 8.01, Plan of Operations

2.   Please revise your discussion of liquidity and capital resources to discuss the amounts capitalized for prepaid royalties at each balance sheet date. Explain why you believe the amounts will be recoverable, based upon your historical sales compared with the minimum sales and other relevant terms of the agreements. Disclose the volume of sales and expected timing that would be required to recover the amounts capitalized.

3.   It appears that your discussion of critical accounting policies should include the accounting and impairment policies for prepaid royalties.

Accountant's Report, page 1

4.   Please explain why the accountant's report has not been dual dated for the changes in Notes 2, 5 and 6 to the financial statements, as indicated by AICPA Auditing Standards Section 561.06.a., or revise as appropriate.

Note 2 – Summary of Significant Accounting Policies, page 9

5.   Please expand your accounting policy disclosure for prepaid royalties to explain the significant assumptions that management used to evaluate impairment including how future sales were estimated and for what periods. Disclose your estimate of the remaining term of the license and manufacturing agreement that you used to evaluate for impairment.

Note 6 – Commitments and Contingencies, page 20

6.   Please tell us how you are able to reasonably estimate future sales given the company began shipping its first product in May 2005. We note monthly net sales would need to reach a level equal to approximately $937,500 per quarter before any amount of the prepaid assets would be recovered. You would need to generate sales of approximately $7.2 million in excess of this amount in order to realize the asset recorded as of June 30, 2006. Please explain how you determined this asset is realizable, given your limited operations and lack of a supporting history of sales at this level.

7.   Please disclose when the manufacturers patents used in ALCiS Daily Relief will expire.

Form 8-K dated March 31, 2006, Form 10-KSB for the year ending March 31, 2006, and form 10-QSB for the quarter ended June 30, 2006

8.   The company's Form 8-K dated March 31, 2006, Form 10-KSB for the year ending March 31, 2006, and Form 10-QSB for the quarter ending June 30, 2006, should be revised as necessary to comply with the above comments.

Closing Comment

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Maureen Bauer, Staff Accountant at 202-551-3237or Terence O'Brien, Accounting Branch Chief, at 202-551-3355 if you have questions.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director
                                        Office of Emerging Growth
                                        Companies